中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

DISCLOSABLE TRANSACTION

The Directors hereby announce that on 23 October 2007 (after trading hours) the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus SNC to purchase the Airbus Aircraft from Airbus SNC.

The Directors (including the independent non-executive Directors) consider that the acquisition of the Airbus Aircraft is beneficial to the implementation of the Company's development strategy and improvement of the Company's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC, and will enhance the competitiveness and core competence of the Company. Therefore, the Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Airbus Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5%, but less than 25%, the Acquisition together with the Previous Airbus Aircraft Purchase together constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. The Acquisition is subject to the reporting and announcement requirement only under the Listing Rules, but pursuant to the articles of association of the Company and the relevant rules and regulations of the Shanghai Stock Exchange, the Acquisition is also subject to the approval of the Shareholders.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

The Acquisition is subject to the approval of the relevant government authorities in the PRC and also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing, among other things, the information required under the Listing Rules in relation to the Acquisition and the details of the general meeting to be held to approve the Acquisition, within 21 days after the publication of this announcement. A notice to the Shareholders convening a general meeting of the Shareholders to approve the Acquisition will be despatched to the Shareholders as soon as practicable.

The Directors collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions on 23 October 2007 (after trading hours):

(a) the Airbus Aircraft Acquisition Agreement entered into between the Company and Airbus SNC, pursuant to which the Company would purchase 10 Airbus A330-200 aircraft from Airbus SNC; and

(b) the convening of general meeting of the Shareholders to approve the Airbus Aircraft Acquisition Agreement.

All the attending Directors participated in considering and unanimously approving the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Company's articles of association.

On 23 October 2007 (after trading hours), the Company entered into the Aircraft Acquisition Agreement, pursuant to which the Company agreed to purchase the Airbus Aircraft from Airbus SNC in accordance with the terms and conditions thereof.

AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Date:

23 October 2007

Parties

(i) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii) The Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus SNC is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Airbus SNC and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

10 Airbus A330-200 aircraft

Consideration

According to the information provided by Airbus SNC, the catalogue price of an Airbus A330-200 aircraft is in the range of US$167.7-176.7 million. Such catalogue price includes price for airframe and engine.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable in cash, and determined after arm's length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus SNC because of certain price concessions granted by Airbus SNC in relation to the Airbus Aircraft, in the form of credit memoranda which could be used to purchase aircraft, spare parts, or any other goods or services from Airbus SNC. Such credit memoranda were determined after arm's length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Airbus Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus SNC to the Company's disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SNC rejected the Company's request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group's cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to the Company in the Acquisition is comparable with the price concessions that the Group had obtained in the Previous Airbus Aircraft Purchase. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and the Previous Airbus Aircraft Purchase on the Group's operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. Further information in respect of the payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the Acquisition to be circulated within 21 days after the publication of this announcement. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from March 2010 to August 2012.

Source of funding

The Acquisition will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when it enters into any agreement with any commercial bank for financing the Acquisition.

Conditions Precedent

The Acquisition is subject to the following:

(i) the approval of the relevant government authorities in the PRC; and

(ii) the Shareholders' approval,

pursuant to the articles of association of the Company and the relevant rules and regulations of the Shanghai Stock Exchange.

None of the Shareholders is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

It is expected that the completion of the Acquisition will take place on or around August 2012.

IMPLICATIONS UNDER THE LISTING RULES

The Company has acquired in aggregate 20 Airbus A320 series aircraft from Airbus SNC within 12 months before the date of this announcement. Please refer to the announcement published by the Company on 16 July 2007 for further details of the Previous Airbus Aircraft Purchase. Save as disclosed, there was no further transaction between the Company and Airbus SNC in the past 12 months from the date of this announcement. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the Acquisition, aggregated with the Previous Airbus Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 5%, but less than 25%, the Acquisition together with the Previous Airbus Aircraft Purchase constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. Save as disclosed above, there is no prior transaction between the Group and Airbus SNC and its ultimate beneficial owners which requires aggregation under Rule 14.22 of the Listing Rules.

The Acquisition is subject to the reporting and announcement requirement only under the Listing Rules, but pursuant to the articles of association of the Company and the relevant rules and regulations of the Shanghai Stock Exchange, the Acquisition is also subject to the approval of the Shareholders.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE ACQUISITION

The Directors (including independent non-executive Directors) consider that the Acquisition is beneficial to the implementation of the Company's development strategy and improvement of the Company's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC, and will enhance the competitiveness and core competence of the Company. The Airbus Aircraft, in addition to the 80 Boeing B737-700/800 aircraft and the 20 Airbus A320 series aircraft acquired by the Group in the past 12 months from the date of this announcement, will increase the ATKs of the Group by approximately 43%.

The Directors, including the independent non-executive Directors, consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

FURTHER INFORMATION

The Company will send a circular containing, among other things, the information required under the Listing Rules in relation to the Acquisition and the details of the general meeting to be held to approve the Acquisition within 21 days after the publication of this announcement. A notice to the Shareholders convening a general meeting of the Shareholders to approve the Acquisition will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Acquisition"	the acquisition of the Airbus Aircraft under the Airbus Aircraft Acquisition Agreement
"available tonne kilometers" or "ATKs"	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown
"Airbus Aircraft"	10 Airbus A330-200 aircraft, the subject matter of the Airbus Aircraft Acquisition Agreement
"Airbus Aircraft Acquisition Agreement"	the aircraft acquisition agreement entered into between Airbus SNC and the Company on 23 October 2007, pursuant to which the Company agreed to acquire and Airbus SNC agreed to sell the Airbus Aircraft
"Board"	the board of Directors
"Company"	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined under the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Previous Airbus Aircraft Purchase"	the acquisition from Airbus SNC of 20 Airbus A320 series aircraft by the Company on 16 July 2007
"Shareholders"	the holders of the H shares and A shares (including the state-owned shares) of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US dollars" or "US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
23 October 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.